Eaton Vance Distributors, Inc.
(SEC I.D. NO. 8-47939)

STATEMENT OF FINANICAL CONDITION
AS OF DECEMBER 31, 2021 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTIN FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____11/01/20_____ AND ENDING _____12/31/21_____
　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Eaton Vance Distributors Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　　☐ Security-based swap dealer　　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____Two International Place_____
　　　　　　　　　　　　　　　　　　　(No. and Street)

_____Boston_____　　_____MA_____　　_____02110_____
　　　　　(City)　　　　　　　　　　　　　　(State)　　　　　　　　　　　　(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randolph Verzillo　　　　　　　　　　(617) 672-8558　　　　Randolph.verzillo@morganstanley.com
(Name)　　　　　　　　　　　　(Area Code – Telephone Number)　　　　(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____Deloitte & Touche LLP_____
　　　　　　　　　　　　　　(Name – if individual, state last, first, and middle name)

200 Berkeley Street　　　　　　　　Boston　　　　　　　　MA　　　　02116
(Address)　　　　　　　　　　　　(City)　　　　　　　　(State)　　　(Zip Code)

____10/20/2003_____34_____
(Date of Registration with PCAOB)(if applicable)　　　　　　(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
　accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
　CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AFFIRMATION

I, Randolph Verzillo, affirm that, to the best of our knowledge and belief, the financial report pertaining to Eaton Vance Distributors, Inc. (the "Company") as of December 31, 2021, is true and correct. I further affirm that neither the Company nor any officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Randolph Verzillo
_____
Randolph Verzillo
Principal Financial Officer and
Financial and Operations Principal Officer

Dated: February 25, 2022

Pursuant to the SEC Division of Trading and Markets Staff Statement re: Requirements for Certain Paper Submissions in light of COVID-19, the Company is making this filing without a notarization.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 20116
USA

Tel: +1 617 437 2000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Eaton Vance Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (a wholly owned subsidiary of Morgan Stanley Domestic Holdings Inc.) (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statement, the financial statement includes significant transactions with Morgan Stanley Domestic Holdings Inc. subsidiaries and is not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Deloitte + Touche LLP

February 25, 2022

We have served as the Company's auditor since 1994.

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of December 31, 2021

Assets:		
Cash	$	173,564,218
Deposits with clearing organizations		267,565
Accounts receivable from sales of investment company shares		177,251
Accounts receivable from affiliates		581,818
Distribution fees, service fees and other receivables		38,022,703
Deferred commission assets		86,539,033
Prepaid expenses and other assets		10,297,299
Total assets	$	309,449,887
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation	$	31,266,776
Accounts payable and accrued liabilities		44,438,716
Accounts payable to affiliates		11,602,338
Accounts payable for investment company shares sold		581,657
Deferred income		121,776,475
Deferred income taxes		22,513,878
Total liabilities		232,179,840
Commitments and contingencies (Note 7)		
Stockholder's Equity:		
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding		20,000
Additional paid-in capital		72,504,835
Retained earnings		4,745,212
Total stockholder's equity		77,270,047
Total liabilities and stockholder's equity	$	309,449,887

See Notes to Statement of Financial Condition.

Eaton Vance Distributors, Inc.

Notes to Statement of Financial Condition
As of December 31, 2021

1. Introduction and Basis of Presentation

The Company

On October 8, 2020, Eaton Vance Corp. (EVC) announced that it entered into a definitive merger agreement under which Morgan Stanley would acquire EVC and its subsidiaries. The acquisition closed on March 1, 2021. Eaton Vance Distributors, Inc. (the Company) is now a wholly owned subsidiary of Morgan Stanley Domestic Holdings Inc. (MSDHI) (the Parent) which is an indirect subsidiary of Morgan Stanley (Ultimate Parent). Morgan Stanley is a global financial services firm that, through its subsidiaries and affiliates, advises and originates trades, manages and distributes capital for governments, institutions and individuals.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) as a broker-dealer and is the principal underwriter and distributor of sponsored mutual funds and alternative products (collectively, the "funds") managed by various subsidiaries of Morgan Stanley. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds, and acts as distributor for sponsored separately managed accounts sold through financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Basis of Financial Information

The statement of financial condition is prepared from the separate records maintained by the Company, which include significant transactions with affiliates, and is not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated business. The Company changed its fiscal year end from October 31 to December 31 to align with the Ultimate Parent. Accordingly, the statement of financial condition is prepared as of December 31, 2021.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and requires the Company to make judgments, estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes to the statement of financial condition. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

2. Significant Accounting Policies

Adoption of New Accounting Standards

Credit losses

In June 2016, the Financial Accounting Standards Board (FASB) issued new guidance for the accounting for credit losses, which changes the impairment model for most financial assets. The new guidance adds an impairment model to U.S. GAAP that is based on current expected credit losses rather than incurred losses that applies to financial assets measured at amortized cost (e.g., trade receivables). The new guidance also made limited amendments to the impairment model for available-for-sale debt securities including, but not

limited to, eliminating the concept of other-than-temporary impairment from that model and requiring the use of an allowance approach. The Company adopted the new guidance on November 1, 2020, and there was no impact.

Disclosure requirements for fair value measurement

In August 2018, the FASB issued guidance that makes changes to the disclosure requirements for fair value measurements. In fiscal 2019, the Company early adopted certain portions of this guidance related to the removal of certain fair value disclosure requirements. With respect to the remaining portions of this guidance that were not early adopted, such guidance removes the disclosure requirements for the valuation processes for Level 3 fair value measurements. This guidance also adds new disclosure requirements for the range and weighted average of significant unobservable inputs used to develop fair value measurements categorized within Level 3 of the fair value hierarchy. The Company adopted the remaining portions of this guidance on November 1, 2020. The adoption of the remaining portions of this guidance did not have a material impact on the disclosures to the Company's statement of financial condition. The Company held no financial assets measured at fair value on a recurring basis at December 31, 2021.

Where applicable, the Company's significant accounting policies provided below have been updated to reflect the adoption of these new accounting standards as of November 1, 2020.

Cash and cash equivalents

Cash represents funds deposited with financial institutions. Cash deposits maintained at a financial institution may exceed the federally insured limit. Cash equivalents may consist of short-term, highly liquid investments in commercial paper and U.S. government securities that are readily convertible to cash. Cash equivalents have remaining maturities of less than three months, as determined upon purchase by the Company, and are stated at amortized cost, which approximates fair value due to the short-term maturities of these investments. The Company held no cash equivalents at December 31, 2021.

Investments

Investments are measured at fair value. The Company held no investments at December 31, 2021.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1   Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2   Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company held no financial assets measured at fair value on a recurring basis at December 31, 2021.

Fair Value of Financial Instruments Not Measured at Fair Value

The fair value of cash was estimated to be carrying value and classified as Level 1 of the fair value hierarchy. The fair value of deposits with clearing organizations, accounts receivable from sales of investment company shares, distribution fees, service fees and other receivables, accrued compensation, accounts payable and accrued liabilities, accounts payable to affiliates and accounts payable for investment company shares sold were estimated to approximate carrying value and classified as Level 2 of the fair value hierarchy due to their short-term nature. There were no assets or liabilities measured at fair value at December 31, 2021.

Deferred commission assets

Sales commissions paid to broker-dealers in connection with the sale of certain classes of shares of sponsored mutual funds that do not have a front-end load (up-front commission costs) are deferred and amortized over their expected useful life, which does not exceed five years from sale. The useful life reflects the period during which the Company expects to recover such up-front commission costs, taking into consideration the period during which redemptions by the purchasing shareholder are subject to a contingent deferred sales charge. The Company evaluates the carrying value of its deferred commission assets for impairment whenever changes in facts or circumstances indicate that the carrying amount of such assets may not be recoverable (a triggering event) and at least annually. In its impairment analysis, the Company compares the carrying value of a deferred commission asset to the undiscounted cash flows expected to be generated by the asset in the form of distribution fees over its remaining useful life to determine whether impairment has occurred. If the carrying value of the deferred commission asset exceeds the undiscounted cash flows, the asset is written down to fair value based on discounted cash flows.

Income taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the

origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Deferred income

The Company has a purchase and sale agreement with Eaton Vance Management whereby it has agreed to periodically (monthly) sell, in exchange for cash, its right to certain future distribution fee and contingent deferred sales charge revenue. Additional disclosure regarding the purchase and sale agreement with Eaton Vance Management is included in Note 8. Sales proceeds received under the agreement are initially recognized as deferred income. Deferred income balances are subsequently amortized to an intercompany account (statement of financial condition) using the unit-of-revenue method over the period the Company expects to collect future revenues sold, which does not exceed ten years from sale.

Stock-based compensation

Eligible employees of the Company and affiliates participate in the Ultimate Parent's deferred stock-based compensation plan.

Loss contingencies

The Company continuously reviews any investor, employee or vendor complaints and pending or threatened litigation. The Company evaluates the likelihood that a loss contingency exists under the criteria of applicable accounting standards through consultation with legal counsel and records a loss contingency, inclusive of legal costs, if the contingency is probable and reasonably estimable at the date of the statement of financial condition. There are no losses of this nature that are currently deemed probable and reasonably estimable, and, thus, none have been recorded in the accompanying statement of financial condition.

3. **Deposits with clearing organizations**

Deposits with clearing organizations includes the Company's equity investment in private non-traded common stock issued by The Depository Trust & Clearing Corporation held at cost. At December 31, 2021, there were no indicators of impairments related to this investment.

4. **Stock-Based Compensation Plans**

The EVC 2013 Omnibus Incentive Plan, as amended and restated (2013 Plan), was in effect through March 1, 2021 and allowed restricted stock units, awards of options to acquire shares of EVC's Non-Voting Common Stock, and restricted shares of EVC's Non-Voting Common Stock (restricted stock awards). The Ultimate Parent's deferred stock-based compensation plan, effective March 1, 2021, allows for awards of restricted stock units.

Restricted stock units

The terms of the Agreement and Plan of Merger with Morgan Stanley (Merger Agreement) required any stock-based awards granted by EVC subsequent to obtaining the consent of the Voting Trust to approve and adopt the Merger Agreement on October 7, 2020 through the closing date of the merger to be granted in the form of restricted stock units.

Each restricted stock unit represents the forfeitable right to receive one share of EVC's Non-Voting Common Stock upon vesting. Restricted stock units are accounted for as equity awards and vest over three years pursuant to a graded vesting schedule. Holders of restricted stock units have forfeitable rights to dividend equivalents equal to the dividends declared on such common stock during the vesting period. Dividend equivalents are reinvested in the form of additional restricted stock units that are credited to the corresponding restricted stock unit award when dividends are paid on the common stock, and vest at the same time as the corresponding restricted stock unit award. The fair value of each restricted stock unit is indexed to the unadjusted observable closing market price of parent common stock.

A total of 254,319 restricted stock units (including dividend equivalents reinvested in the form of additional restricted stock units) outstanding immediately before the closing date of the merger were assumed and replaced with the Ultimate Parent's restricted stock unit awards. The replacement awards have the same terms and conditions as the original awards other than that they will be settled in shares of the Ultimate Parent's common stock. However, the number of shares of the Ultimate Parent's common stock subject to the replacement awards were determined by applying an exchange ratio at the award level as defined under the Merger Agreement. As a result, the original awards assumed were replaced with a total of 241,708 restricted stock unit awards (RSUs). The replacement awards will continue to be accounted for as equity awards.

Subsequent to the issuance of the replacement awards, there were 61,560 RSUs awarded, 6,070 RSUs vested, and 5,795 RSUs forfeited.

Stock options

Options to purchase EVC Non-Voting Common Stock granted under the 2013 Plan and predecessor plans were accounted for as equity awards. Stock options expired ten years from the date of grant and vested over five years pursuant to a graduated vesting schedule and could not be granted with an exercise price less than the fair market value of the stock as of the close of business on the date of grant.

The terms of the Merger Agreement with Morgan Stanley contemplated the payment of an amount of cash equivalent to the special cash dividend noted above to each holder of an outstanding and unexercised stock option as of the record date of December 4, 2020.

Also, the terms of the Merger Agreement with Morgan Stanley required that upon the completion of the acquisition of EVC by Morgan Stanley, each then outstanding and unexercised stock option, whether vested or unvested, will be deemed to have been vested in full, and cancelled and converted into the right to receive a cash payment at closing. The amount of the cash payment were equal to the excess of the per share cash consideration payable by Morgan Stanley to acquire EVC's Non-Voting Common Stock as of the closing date over the stock option exercise price (in-the-money amount of the option), plus, for holders of options who continue to provide services to the Company upon completion of the proposed acquisition, the amount by which, if any, the Black-Scholes option value as calculated in the manner prescribed in the Merger Agreement exceeded the in-the-money amount of the option. Holders of vested stock options could continue to exercise their options prior to the closing date. EVC's obligation to make the aforementioned cash payments to holders of outstanding options was contingent on the close of the transaction.

At the closing of the acquisition by Morgan Stanley on March 1, 2021, the Company accounted for the cancellation and conversion of the 1,028,618 each outstanding and unexercised stock option into the right to receive a cash payment as a modification and reclassification of the awards from equity awards to liability awards.

Restricted stock awards

Pursuant to the terms of the change in control provisions for restricted stock awards under the 2013 Plan, upon obtaining the consent of the Voting Trust to approve and adopt the Merger Agreement on October 7, 2020, the outstanding and unvested restricted stock awards held by employees were immediately vested in full. As a result, there were no outstanding restricted shares as of October 31, 2020.

Under the terms of the Merger Agreement, current and former employees received a cash payment equivalent to the special dividend amount on restricted shares that were sold to the Company upon vesting of their restricted stock awards to meet payroll tax withholding obligations

5. Employee Benefit Plans

Eaton Vance Profit Sharing and Savings Plan

The Eaton Vance Profit Sharing and Savings Plan (the Plan) is for the benefit of substantially all employees, including employees of the Company. The Plan is a defined contribution profit sharing plan with a 401(k) deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the Plan. The Plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. Each participant's contribution is matched on a dollar-for-dollar basis to a maximum of $2,000 per annum. In addition, the Plan sponsor may, at its discretion, contribute up to 15 percent of eligible employee compensation to the Plan, to a maximum of $43,500 per employee each year. Upon the close of the acquisition of EVC on March 1, 2021 as described further in Note 1, the Plan was amended to change the Plan sponsor to MSDHI.

On December 31, 2021, the Plan merged into the Morgan Stanley 401(k) Plan.

Subsequent event
In January 2022, the assets of the Plan transferred into the Morgan Stanley 401(k) Plan trust.

6. Income Taxes

The Company is included in the consolidated federal income tax returns of EVC and affiliates for periods prior to March 1, 2021 and Morgan Stanley for periods thereafter. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns of EVC and affiliates for periods prior to March 1, 2021 and Morgan Stanley and certain other subsidiaries of Morgan Stanley for periods thereafter. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement effective March 1, 2021, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

The components of deferred income taxes at December 31, 2021 were as follows:

Gross deferred tax assets:		
Stock-based compensation	$	1,491,367
State net operating loss		189,261
Total deferred tax asset		1,680,628
Gross deferred tax liabilities:		
Compensation and benefit expense		(3,527,648)
Differences between book and tax bases of investments		(55,753)
Other		(8,801)
Deferred commission assets		(20,602,304)
Total deferred tax liability		(24,194,506)
Net deferred tax liability	$	(22,513,878)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse.

The Company has state net operating loss carryforwards of $6,742,591 of which a deferred tax asset was recorded at December 31, 2021. These carryforwards are subject to annual limitations on utilization, with the earliest expiration beginning 2025, if not utilized. The Company believes the recognized deferred tax asset of $239,571 at December 31, 2021 is more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once

established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2021, the Company has not accrued any liabilities for unrecognized tax benefits in its financial statement. The Company recognized a benefit of $6,000 (net of federal benefit) in the Company's statement of income related to the reversal of previously accrued unrecognized tax benefits.

The earliest tax year subject to examination in major tax jurisdictions are as follows:

Jurisdiction	Tax Year
United States	2018
Various States	Varies – earliest being 2018

The Company, through its inclusion in the return of Morgan Stanley, will be under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in states and localities in which the Company has significant business operations, such as New York.

7. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

The Company is subject to various legal proceedings. The Company does not believe, based on current knowledge and after consultations with counsel, that the ultimate resolution of these matters will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

8. Related Party Transactions

Eaton Vance Management

The Company has a purchase and sale agreement with Eaton Vance Management whereby it has agreed to periodically (monthly) sell, in exchange for cash, its right to future distribution fee and contingent deferred sales charge revenue related to certain classes of Eaton Vance mutual fund shares that do not have a front-end load in which it incurs up-front commission costs in connection with the sale of such shares. The sale price of these future revenues is calculated and paid monthly equal to the amount up-front commission costs incurred (and initially recognized as a deferred commission assets) during the period. For the fourteen-month period ended December 31, 2021, the Company initially recognized sale proceeds under this agreement of $59,411,197 as deferred income. During this same period, the Company amortized deferred income of $20,597,696 to an intercompany account (statement of financial condition).

In addition, the Company has a service agreement with Eaton Vance Management whereby Eaton Vance Management compensates the Company for distributing shares of investment companies for which Eaton Vance Management, or one of its wholly owned subsidiaries, Boston Management and Research or Calvert Research and Management, is the investment adviser. For its services, the Company is compensated in an

amount equal to 102 percent of all of the Company's operating expenses, less 100 percent of the Company's operating revenue on a monthly basis.

The Company also has an agreement with Eaton Vance Management whereby certain compensation, employee benefits, information technology, professional services, facilities and other miscellaneous expenses are paid by Eaton Vance Management and allocated to the Company. The Company had a net payable due to Eaton Vance Management of $3,105,411 as of December 31, 2021, which is included in accounts payable to affiliates on the accompanying statement of financial condition.

Other Morgan Stanley subsidiaries

The Company has agreements with Atlanta Capital Management Company, LLC, and Parametric Portfolio Associates LLC, both of which are indirect, wholly owned subsidiaries of MSDHI, whereby the Company provides certain distribution services to, and obtains reimbursement from, these entities for actual or approximate costs. . These transactions resulted in a net receivable from affiliates of $458,274 and a net payable to affiliates of $181,717 at December 31, 2021.

The Company has arrangements with affiliated agents involved in providing various services to sponsored mutual funds customers, including distribution and shareholder services as described further in Note 2. These transactions resulted in a net payable to affiliates of $8,057,543 at December 31, 2021. Up-front commissions paid to affiliates, net of accumulated amortization, were $12,583,377 at December 31, 2021 and included in deferred commission assets.

The Company participates in the Ultimate Parent's deferred stock-based plan for the benefit of certain employees, as described in Note 4. The Company has an arrangement with the Ultimate Parent whereby it has agreed to reimburse the Ultimate Parent for Morgan Stanley common stock procured to settle awards granted to Company employees under the plan. Amounts due to the Ultimate Parent under this arrangement and reported in accrued compensation and accounts payable to affiliates were $7,009,909, and $257,667, respectively, at December 31, 2021.

In the ordinary course of business, the Company has transactions with other subsidiaries of Morgan Stanley. These transactions resulted in a net receivable from affiliates of $123,544 at December 31, 2021.

9. **Regulatory Capital and Other Requirements**

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, the Company is required to maintain minimum Net Capital, defined as equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2021, the Company had Net Capital of $52,178,822, which was $38,201,083 in excess of its required minimum net capital of $13,977,738.

The Company does not carry customer accounts or otherwise hold customer funds. The firm is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the firm's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 limits its business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the

Company, and (2) participating in distributions of securities. The Company has met the exemption conditions of provision 17 C.F.R. § 240.15c3-3(k)(2)(i) and Footnote 74 at December 31, 2021 without exception.

10. Capital Distributions

During the period, the Company distributed $115,000,000 back to parent entities for general corporate purposes. The capital distributions did not impair the Company's ability to meet its current or anticipated net capital requirements.

11. Subsequent Events

The Company evaluated subsequent events and transactions occurring after December 31, 2021. The Company is not aware of any subsequent events that would require recognition or disclosure in the statement of financial condition other than what was already identified within the footnotes.

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